Exhibit 99.1

GFL Environmental Inc. Reschedules Fourth Quarter Conference Call

VAUGHAN, ON, January 15, 2026 – GFL Environmental Inc. (NYSE: GFL) (TSX: GFL) (“GFL” or the “Company”) today announced that, due to a scheduling conflict, it has rescheduled its previously announced fourth quarter conference call to Wednesday February 11, 2026 at 5:00 pm Eastern Time.

As originally announced, the Company will release its fourth quarter and full year 2025 financial results and 2026 guidance after the market closes on Wednesday February 11, 2026.

A live audio webcast of the conference call can be accessed by logging onto the Company's Investors page at investors.gflenv.com or by clicking here or listeners may access the call toll-free by dialing 1-833-950-0062 in Canada or 1-833-470-1428 in the United States (access code: 051473) approximately 15 minutes prior to the scheduled start time.

The Company encourages participants who will be dialing in to pre-register for the conference call using the following link: https://www.netroadshow.com/events/login/LE9zwo3kQxD8wqN9wQqROJ7SatmjACUromI. Callers who pre-register will be given a conference access code and PIN to gain immediate access to the call and bypass the live operator on the day of the call.

About GFL

GFL is the fourth largest diversified environmental services company in North America, providing comprehensive solid waste management services through its platform of facilities throughout Canada and in 18 U.S. states. Across its organization, GFL has a workforce of more than 15,000 employees.

For more information:

Patrick Dovigi

+1 905-326-0101

pdovigi@gflenv.com